Exhibit 10.6

Employment Agreement

This Employment Agreement (“Agreement”), effective as of September 11, 2009, is entered into between ROKA BIOSCIENCE, INC., a Delaware corporation, having its principal place of business at 10210 Genetic Center Drive, San Diego, CA 92121 (“Employer”), and STEVEN T. SOBIESKI, an individual residing at 8 Yellow Brook Drive, Colts Neck, New Jersey 07722 (“Executive”) (each a “Party” and together, the “Parties”).

WHEREAS, Employer desires to employ Executive as Chief Financial Officer; and

WHEREAS, Executive is willing to accept such employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, Employer and Executive hereby agree as follows:

ARTICLE I

EMPLOYMENT; POSITION, DUTIES AND RESPONSIBILITIES

1.01 Employment and Acceptance. Employer agrees to, and does hereby, employ Executive, and Executive agrees to, and does hereby accept, such employment, upon the terms and subject to the conditions set forth in this Agreement.

1.02 Position; Duties, Responsibilities and Authority. During the Term (as defined in Section 2.01 below), Executive shall serve as Chief Financial Officer of Employer and shall have such responsibilities, duties and authority consistent with such position as may, from time to time, be assigned by the Board of Directors of Employer (the “Board”), the Chief Executive Officer of Employer (the “CEO”) and/or the CEO’s nominee. In Executive’s capacity as Chief Financial Officer of Employer, Executive shall report directly to the CEO. Executive’s employment by Employer shall be full-time and exclusive to Employer and Executive shall serve Employer faithfully and to the best of Executive’s ability. During the Term, and except for vacation or other paid time off in accordance with the terms of Section 3.01(E) below or absences due to illness or incapacity, Executive shall devote all of Executive’s business time, attention, skill and efforts exclusively to the business and affairs of Employer (including its subsidiaries and affiliates) and the promotion of its interests. Notwithstanding anything contained herein to the contrary, Executive may (a)engage in charitable, educational, religious, civic and similar types of activities and manage his personal investments, provided that such activities do not materially inhibit or prohibit the performance of Executive’s duties hereunder or materially inhibit or conflict with the business of Employer, its subsidiaries and/or affiliates, and (b) with the consent of the Board (which consent shall not be unreasonably withheld), serve on the board of directors (or its equivalent) of up to three (3) other business enterprises. Executive’s principal place of business for the performance of his duties under this Agreement shall be in Warren, New Jersey, provided that Executive shall be required to travel as reasonably necessary to perform his duties hereunder.

ARTICLE II

TERM

2.01 Term of Employment. Subject to earlier termination pursuant to Section 4.01 below, this Agreement and Executive’s employment hereunder shall continue from September 11, 2009 (the “Commencement Date”) until the five (5) year anniversary of the Commencement Date (the “Initial Term”) and shall renew for one (1) year intervals thereafter (each, a “Renewal Term”), unless either Party shall have given written notice to the other at least ninety (90) days prior to the end of the Initial Term or the then-current Renewal Term (as applicable) that it does not wish to extend the Term. Notwithstanding the foregoing, in the event that a Change in Control (as defined in Section 4.02(D) below) is consummated on a date that is later than twelve (12) months prior to the end of the Initial Term or the then-current Renewal Term, as applicable, the Term (unless previously terminated) shall automatically be extended immediately prior to the Change in Control so that the Initial Term or the then-current Renewal Term, as applicable, shall terminate on the twelve (12) month anniversary following the Change in Control. As used in this Agreement, the “Term” shall refer to the period beginning on the Commencement Date and ending on the date Executive’s employment terminates in accordance with this Section 2.01 or Section 4.01 below. In the event that Executive’s employment with Employer terminates, Employer’s obligation to continue to pay, after the date of termination, Base Salary (as defined below), Annual Bonus (as defined below) and other unaccrued benefits shall terminate except as otherwise provided in Section 4.02 below. The election of Employer not to extend the Term as provided in this Section 2.01 shall not be deemed to be a termination by Employer without Cause under Section 4.01(D) below and in such event Executive shall only be entitled to the compensation set forth in Section 4.02(B) below.

ARTICLE III

COMPENSATION AND BENEFITS; EXPENSES

3.01 Compensation and Benefits. For all services rendered by Executive pursuant to this Agreement during the Term, Executive shall be compensated as follows:

(A) Base Salary. During the Term, Employer shall pay to Executive a base salary at the rate of $275,000.00 on an annualized basis (the “Base Salary”). Executive’s Base Salary shall be subject to periodic adjustments (but not decreases) as the Board or the Compensation Committee of the Board (“Compensation Committee”) shall, in its discretion, deem appropriate. As used in this Agreement, the term “Base Salary” shall refer to Base Salary as may be adjusted from time to time. Base Salary shall be payable in accordance with the customary payroll practices of Employer.

(B) Annual Bonus. For each calendar year ending during the Term (beginning with the calendar year ending December 31, 2010), Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) with a target amount equal to forty percent (40%) of Base Salary earned by Executive for such calendar year (the “Target Annual Bonus”); provided that the Target Annual Bonus for the calendar year ending December 31, 2010 will equal forty percent (40%) of Base Salary earned by Executive for the period beginning on the Commencement Date and ending on December 31, 2010. The precise amount of each Annual Bonus will be based upon the achievement of such performance targets as shall be established by the Board or the Compensation Committee (after consultation with Executive) no later than January 31st of the year to which such Annual Bonus relates. The determination of the achievement of the performance targets for a year shall be made by the Board or the Compensation Committee, in its reasonable discretion. If performance targets are fully achieved, Executive shall be entitled to 100% of the Target Annual Bonus. If the performance targets are under-achieved or over-achieved, the amount of the Annual Bonus shall be reduced below the Target Annual Bonus or increased above the Target Annual Bonus, as applicable, as reasonably determined by the Board or the Compensation Committee. Each Annual Bonus for a calendar year shall be deemed earned as of the last day of such calendar year and will be paid in a lump sum in the following calendar year, within the first 75 days of such following year. Except as otherwise specifically set forth in Section 4.02 below, to be eligible for any Annual Bonus (or any portion thereof), Executive must be employed by Employer on the last day of the calendar year with respect to which such Annual Bonus is earned.

(C) Equity Compensation. Employer shall grant to Executive: (i) 545,622 shares of restricted common stock of Employer on the Commencement Date; and (ii) 368,663 shares of restricted common stock of Employer on the date of the “Second Tranche Closing,” if any, under that certain Series B Preferred Stock Purchase Agreement, dated as of September 10, 2009, among Employer and the purchasers named therein. Such restricted stock awards shall be subject to the terms and conditions established within the 2009 Equity Incentive Plan (the “Plan”) and separate restricted stock award agreements between Employer and Executive in the form attached hereto as Exhibit A. During the Term, Executive also shall be eligible to receive from time to time stock option grants and/or restricted stock award awards in amounts to be approved by the Board or the Compensation Committee in its discretion. Such additional awards or grants will be subject to the terms and conditions established within the Plan (or any successor equity compensation plan as may be in place from time to time) and separate stock option and/or restricted stock award agreements between Employer and Executive that set forth the terms of the grant or award.

(D) Benefits. During the Term, Executive shall be entitled to participate in all employee benefit plans and programs (excluding severance plans, if any), and to receive all benefits, perquisites and emoluments, which are approved by the Board or Compensation Committee and are generally made available by Employer to executive-level employees of Employer, to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof. Employer may amend, modify or rescind any employee benefit plan or program and/or change employee contribution amounts to benefit costs without notice in its discretion. Executive understands that Employer has no group health insurance plan in place as of the Commencement Date; provided, however, Employer agrees to use reasonable efforts to obtain such group health insurance benefits for Employer’s employees on or before April 1, 2010.

(E) Vacation Sick and Personal Days. During the Term, Executive shall be entitled to paid vacation days, sick days and other paid time off in accordance with Employer’s policies with respect to such vacation days, sick days and other paid time off in place from time to time; provided, however, that Executive shall be entitled to no less than 25 paid vacation days per calendar year.

3.02 Expenses. Executive shall be entitled to receive reimbursement from Employer for reasonable out-of-pocket expenses incurred by Executive during the Term in connection with the performance of Executive’s duties and obligations under this Agreement, according to Employer’s expense account and reimbursement policies in place from time to time and provided that Executive shall submit reasonable documentation with respect to such expenses; provided, however, in no event shall a reimbursement be made later than December 31 of the year following the year in which the expense was incurred.

ARTICLE IV

TERMINATION

4.01 Events of Termination. This Agreement and Executive’s employment hereunder shall terminate upon the occurrence of any one or more of the following events:

(A) Death. In the event of Executive’s death, this Agreement and Executive’s employment hereunder shall automatically terminate on the date of death.

(B) Disability. To the extent permitted by law, in the event of Executive’s physical or mental disability that prevents Executive from performing the essential functions of Executive’s duties under this Agreement (with or without reasonable accommodation) for a period of at least 120 consecutive days in any 12-month period or 180 non-consecutive days in any 12-month period, Employer may terminate this Agreement and Executive’s employment hereunder upon giving written notice of termination to Executive.

(C) Termination by Employer for Cause. Employer may, at its option, terminate this Agreement and Executive’s employment hereunder for Cause (as defined below) upon giving notice of termination to Executive. As used in this Agreement, “Cause” shall mean that the Board in its good faith opinion concludes that any of the following events has occurred: (i) the continued and willful failure of Executive to perform substantially Executive’s material duties to Employer (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by Employer which specifically identifies the manner in which Employer believes that Executive has not substantially performed Executive’s material duties and a reasonable time for such substantial performance has elapsed since delivery of such demand; (ii) Executive has been convicted of or pleaded nolo contendere to, (a) a felony or (b) another crime involving dishonesty or theft; (iii) there has been a material breach by Executive of Executive’s material obligations under this Agreement or the Covenants Agreement (as defined in Section 5.03 below) that substantially impairs Employer’s interest in this Agreement or the Covenants Agreement; provided, however, if such breach is subject to cure, then such breach shall not constitute “Cause” unless Executive has not substantially cured such breach within a reasonable period after written notice from Employer (which specifically describes such breach) is received by Executive;

(iv) Executive’s material and willful failure to comply with a material policy of Employer; provided, however, if such failure to comply is subject to cure, then such failure to comply shall not constitute “Cause” unless Executive has not substantially cured such breach within a reasonable period after written notice from Employer (which specifically describes such failure to comply) is received by Executive; or (v) Executive has committed acts that in the judgment of the Board constitute gross misconduct or gross negligence to the material detriment of Employer.

For purposes of the definition of “Cause,” no act or failure to act, on the part of Executive, shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive’s action or omission was in the best interests of Employer. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Employer shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of Employer. Employer’s termination of Executive’s employment shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the entire membership of the Board finding that, in the good faith opinion of such Board, the Executive is guilty of the conduct described in subparagraph (i) through (v) above, and specifying the particulars thereof in detail.

(D) Without Cause by Employer. Employer may, at its option, at any time terminate this Agreement and Executive’s employment hereunder for no reason or for any reason whatsoever (other than for Cause or as a result of Executive’s death or Disability) by giving written notice of termination to Executive.

(E) Termination By Executive. Executive may terminate this Agreement and Executive’s employment hereunder with or without Good Reason (as defined below) by giving sixty (60) days prior written notice of termination to Employer. For purposes of this Agreement, “Good Reason” means the occurrence, without Executive’s advance written consent, of any one or more of the following events: (i) prior to the consummation of a Change in Control: (a) assignment to Executive of any duties or reporting obligations inconsistent in any respect with Executive’s title, position, authority, duties or responsibilities; or (b) a reduction in Executive’s title, positions, responsibility, or authority; (ii) a reduction in Executive’s annual Base Salary or Target Annual Bonus as in effect immediately after the Commencement Date or as Executive’s annual Base Salary or Target Annual Bonus may be increased from time to time thereafter, unless a proportionate reduction is made with respect to all executive level employees; (iii) failure to continue to provide Executive with benefits substantially similar to those enjoyed by Executive under any of Employer’s employee benefits plans, policies, programs and arrangements, including, but not limited to, life insurance, medical, dental, health, hospital, accident or disability plans, in which Executive was a participant at any time on or after the Commencement Date, unless such benefits changes are applicable with respect to all executive level employees; (iv) relocation of Executive’s principal office location to a location that is anywhere outside of a 25 mile radius of Warren, New Jersey; (v) the failure to pay to Executive any amount due under this Agreement or any other material breach by Employer of the terms of this Agreement; or (vi) any failure of Employer to comply with and satisfy

Section 5.01. No event described in clauses (i) through (vi) above shall constitute “Good Reason” unless Executive provides the Board with written notice of Executive’s objection to such failure within ninety (90) days after such failure first occurs, and Employer is afforded an opportunity to cure such failure within thirty (30) days after the Board’s receipt of such notice.

(F) Mutual Agreement. This Agreement and Executive’s employment hereunder may be terminated at any time by the mutual agreement of Employer and Executive.

(G) Expiration of Term. This Agreement and Executive’s employment hereunder shall automatically terminate upon the expiration of the Term.

4.02	Employer’s Obligations Upon Termination.

(A) Termination by Employer for Cause; Termination by Executive without Good Reason; Mutual Agreement. In the event of a termination of this Agreement and Executive’s employment hereunder pursuant to Sections 4.01(C), 4.01(E) (other than a termination for Good Reason), or 4.01(F) above, then this Agreement and Executive’s employment with Employer shall terminate and Employer’s sole obligation under this Agreement shall be to: (i) pay to Executive any Base Salary earned, but not yet paid, prior to the effective date of such termination, payable in accordance with Employer’s standard payroll practices; (ii) pay to Executive any Annual Bonus earned, but not yet paid, prior to the effective date of such termination, payable in accordance with Section 3.01(B) above; (iii) reimburse Executive for any expenses incurred by Executive through the effective date of such termination in accordance with Section 3.02 above; and (iv) pay and/or provide any amounts or benefits that are vested amounts or vested benefits or that Executive is otherwise entitled to receive under any plan, program, policy or practice (with the exception of those, if any, relating to severance) on the date of termination, in accordance with such plan, program, policy, or practice (clauses (i), (ii), (iii) and (iv) of this sentence are collectively referred to herein as the “Accrued Obligations”).

(B) Death; Disability; Expiration of Term. In the event of a termination of this Agreement and Executive’s employment hereunder pursuant to Sections 4.01(A), 4.01(B), or 4.01(G), then this Agreement and Executive’s employment with Employer shall terminate and Employer’s sole obligation under this Agreement shall be to: (i) pay and/or provide, as applicable, the Accrued Obligations in accordance with the terms set forth in Section 4.02(A) above; and (ii) subject to Section 4.02(E) below, pay to Executive or Executive’s estate, as applicable, the Prorata Bonus (as defined below). As used in this Agreement: (a) “Prorata Bonus” shall mean the product of: (1) the Base Bonus (as defined below); and (2) a fraction, the numerator of which is the number of days in the calendar year in which the date of termination occurs through the effective date of Executive’s termination of employment, and the denominator of which is 365; and (b) “Base Bonus” shall mean the greater of: (1) the Annual Bonus that Executive received attributable to performance during the full calendar year immediately prior to the date of Executive’s termination of employment with Employer (or, if the calendar year immediately prior to the date of Executive’s termination of employment with Employer was a partial calendar year, the annualized Annual Bonus for such partial calendar year); or (2) Executive’s Target Annual Bonus for the calendar year in which the date of termination of Executive’s employment occurred. Subject to Section 4.02(F) below, the Prorata Bonus shall be payable in a lump sum on the next regular paydate following the date that the Release (as defined in Section 4.02(E) below) becomes effective and is no longer subject to revocation.

(C) Termination by Employer without Cause; Termination by Executive for Good Reason. In the event of a termination of this Agreement and Executive’s employment hereunder by Employer pursuant to Section 4.01(D) or a termination of this Agreement and Executive’s employment hereunder by Executive for Good Reason (as defined in Section 4.01(E) above) pursuant to Section 4.01(E), then this Agreement and Executive’s employment with Employer shall terminate and Employer’s sole obligation under this Agreement shall be to: (i) pay and/or provide, as applicable, the Accrued Obligations in accordance with the terms set forth in Section 4.02(A) above; and (ii) subject to Section 4.02(E) below, (a) pay to Executive an aggregate amount equal to the Severance Payment (as defined below), and (b) if Executive timely elects COBRA coverage, Employer shall waive Executive’s healthcare continuation payments under COBRA for an eighteen (18)-month period following the date of Executive’s termination of employment with Employer (unless Executive becomes eligible to obtain healthcare coverage from a new employer before the 18-month anniversary of the termination of Executive’s employment, in which case Employer’s obligation to pay waive Executive’s health care coverage shall cease). Executive understands and acknowledges that Executive is obligated to inform Employer if Executive becomes eligible to obtain healthcare coverage from a new employer before the eighteen (18)-month anniversary of Executive’s termination of employment. As used in this Section 4.02(C), the term “Severance Payment” shall mean an amount equal to the product of: (i) .75; and (ii) Executive’s annualized Base Salary in effect immediately prior to the date of termination of Executive’s employment (or, if applicable, the Base Salary in effect immediately prior to any Base Salary reduction that gave rise to a termination by Executive for Good Reason). Subject to Section 4.02 (F) below, the Severance Payment (less applicable withholdings and customary payroll deductions, excluding 401(k) contributions) shall be payable in equal installments over a nine (9) month period in accordance with Employer’s customary payroll practices, commencing on the next regular paydate following the date that the Release becomes effective and is no longer subject to revocation; provided, however, the first payment shall include the cumulative amount of payments that would have been paid to Executive during the period of time between the effective date of termination and the actual commencement date of such payments had such payments commenced immediately following the effective date of Executive’s termination. In the event that a Change in Control occurs after Executive’s termination of employment but no later than the day before the date that is six (6) months after Executive’s termination of employment (under the circumstances set forth in this Section 4.02(C)), then the remaining installments shall be paid at, or within 10 days following, the date of such Change in Control, or, if later, on the next regular paydate following the date that the Release becomes effective and is no longer subject to revocation, all subject to Section 4.02(F) below.

(D) Trigger Event Termination. Notwithstanding the provisions of Section 4.02(C) above, upon the occurrence of a Trigger Event (as defined below) and in lieu of any payments or benefits pursuant to Section 4.02(C) above, this Agreement and Executive’s employment with Employer shall terminate and Employer’s sole obligations under this Agreement shall be to: (i) pay and/or provide, as applicable, the Accrued Obligations in accordance with the terms of Section 4.02(A) above; and (ii) subject to Section 4.02(E) below, (a) pay to Executive an aggregate amount equal to the Trigger Event Amount (as defined below), and (b) if Executive timely elects COBRA coverage, Employer or its successor shall waive Executive’s healthcare continuation payments under COBRA during the 18-month period following the Trigger Event (unless Executive becomes eligible to obtain healthcare coverage from a new employer before the 18-month anniversary of the Trigger Event, in which case Employer’s or its successor’s obligation to pay waive Executive’s health care coverage shall cease). Executive understands and acknowledges that Executive is obligated to inform Employer (or its successor) if Executive becomes eligible to obtain healthcare coverage from a new employer before the eighteen (18)-month anniversary of the Trigger Event. Subject to Section 4.02(F) below, the Trigger Event Amount shall be payable in a lump sum on the next regular paydate following the date that the Release becomes effective and is no longer subject to revocation.

As used in this Agreement, the following terms shall have the meaning set forth below:

(i) “Trigger Event” shall mean termination by the Executive or the Employer (or any successor) of Executive’s employment with Employer or any successor effective at any time during the period beginning on the effective date of a Change in Control and ending six (6) months after the Change in Control, other than (a) a termination by Employer for Cause, or (b) a termination by Executive without Good Reason.

(ii) a “Change in Control” shall be deemed to have occurred if:

(a) Any person, firm or corporation acquires directly or indirectly in a transaction or series of related transactions, other than a bona fide financing transaction, the Beneficial Ownership (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of any voting security of Employer and immediately after such acquisition, the acquirer has Beneficial Ownership of voting securities representing 50% or more of the total voting power of all the then-outstanding voting securities of Employer; or

(b) The stockholders of Employer shall approve a merger, consolidation, recapitalization or reorganization (or consummation of any such transaction if stockholder approval is not sought or obtained), other than any such transaction which would result in more than 66% of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction being Beneficially Owned by holders of outstanding voting securities of Employer immediately prior to the transaction, with the voting power of each such continuing holder relative to such other continuing holders being not altered substantially in the transaction; or

(c) The stockholders of Employer shall approve an agreement for the sale, lease or disposition by Employer of all or a substantial portion of Employer’s assets (i.e., 50% or more in value of the total assets of Employer) other than to a subsidiary or affiliate.

(iii) “Trigger Event Amount” shall mean the product of: (a) .75; and (b) Executive’s annualized Base Salary as in effect immediately prior to the Trigger Event (or, if applicable, the Base Salary in effect immediately prior to any Base Salary reduction that gave rise to a termination by Executive for Good Reason).

(E) Release. With the exception of Accrued Obligations, all payments and benefits to Executive pursuant to this Section 4.02 (including the Prorata Bonus, the Severance Payment, the Trigger Event Amount and the waiver of Executive’s contribution amount to COBRA) shall be contingent upon Executive’s execution, delivery within 21 days (or 45 days in the case of a group termination) following receipt by Executive, and non-revocation of a general release in a form satisfactory to Employer (the “Release”). The Release will be delivered to Executive within ten (10) business days following the effective date of Executive’s termination and will include, without limitation, a general release from all liability of Employer, its affiliates and each of their respective officers, directors, shareholders, partners, managers, agents, employees and other related parties; provided, however, the Release will preserve (a) Executive’s rights, to indemnification by Employer, (b) Executive’s rights, if any, as a shareholder of Employer, (c) Executive’s rights, if any, under the Plan (or any successor equity compensation plan as may be in place from time to time) and (d) Executive’s rights, if any, under the terms of this Agreement that are intended to survive the termination of this Agreement and Executive’s employment hereunder. Notwithstanding anything to the contrary contained herein, in the event that any payment hereunder is contingent upon Executive’s execution and delivery of the Release and the 21 (or 45 day) period covers more than one calendar year, the payment shall be paid in the second calendar year (on the first regular paydate of such calendar year following the date that the Release becomes effective and is no longer subject to revocation, all subject to Section 4.02(F) below), regardless of whether the Executive executes and delivers the Release in the first or the second calendar year encompassed in such 21 (or 45) day period.

(F) 409A Compliance. Notwithstanding anything set forth in Section 4.02(B) 4.02(C) or 4.02(D) to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) concerning payments to “specified employees,” any payment on account of Executive’s separation from service that would otherwise be due hereunder within six (6) months after such separation shall nonetheless be delayed until the first business day of the seventh month following Executive’s date of termination and the first such payment shall include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction, together with interest on such cumulative amount during the period of such restriction at a rate, per annum, equal to the applicable federate short-term rate (compounded monthly) in effect under Section 1274(d) of the Code on the date of termination. For purposes of Section 4.02 of this Agreement, Executive shall be a “specified employee” for the 12-month period beginning on the first day of the fourth month following each “Identification Date” if Executive is a “key employee” (as defined in Section 416(i) of the Code without regard to Section 416(i)(5) thereof) of Employer at any time during the 12-month period ending on the “Identification Date.” For purposes of the foregoing, the Identification date shall be December 31.

(G) Removal from any Positions. If Executive’s employment is terminated for any reason under this Agreement, Executive shall be deemed to resign from any position with Employer or any affiliate of Employer, including, but not limited to, as an officer of Employer or any of its affiliates.

ARTICLE V

MISCELLANEOUS

5.01 Benefit of Agreement and Assignment. This Agreement shall inure to the benefit of Employer, its affiliates and their respective successors and assigns (including, without limitation, the purchaser of all or substantially all of the assets) and shall be binding upon Employer and its successors and assigns. This Agreement shall also inure to the benefit of and be binding upon Executive and Executive’s heirs, administrators, executors and assigns. Executive may not assign or delegate Executive’s duties under this Agreement, without the prior written consent of Employer. Employer will require any successor (whether, direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Employer to assume expressly in writing and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place.

5.02 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given (i) on the date delivered if personally delivered, (ii) upon receipt by the receiving party of any notice sent by registered or certified mail (first-class mail, postage pre-paid, return receipt requested) or (iii) on the date targeted for delivery if delivered by nationally recognized overnight courier or similar courier service, addressed in the case of Employer to:

Roka Bioscience, Inc.	with a copy to:
10210 Genetic Center Drive	Lowenstein Sandler PC
San Diego, CA 92121	65 Livingston Avenue
Attn: Board of Directors	Roseland, New Jersey 07068 Attn: Steven B. Fuerst, Esq.

and in the case of Executive to:

Steven T. Sobieski	with a copy to:
8 Yellow Brook Drive
Colts Neck, NJ 07722

Any party may notify the other party in writing of the change in address by giving notice in the manner provided in this Section 5.02. Service of process in connection with any suit, action or proceeding (whether arbitration or otherwise) may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.

5.03 Employee Confidentiality, Inventions and Non-Interference Agreement. Executive acknowledges and confirms that the Employee Confidentiality, Inventions and Non-Interference Agreement executed by Executive in favor of

Employer on September     , 2009 (“Covenants Agreement”), the terms of which are incorporated herein by reference, remain in full force and effect and binding upon Executive. The Covenants Agreement shall survive the termination of this Agreement and Executive’s employment by Employer for the applicable period(s) set forth therein.

5.04 Entire Agreement. Except with respect to the terms of any restricted stock grant agreements, this Agreement, the Covenants Agreement and the Indemnification Agreement (as defined below) contain the entire agreement of the parties hereto with respect to the terms and conditions of Executive’s employment during the Term and activities following termination of this Agreement and Executive’s employment with Employer and supersedes any and all prior agreements and understandings, whether written or oral, between the parties with respect to the subject matter of this Agreement, the Covenants Agreement or the Indemnification Agreement. This Agreement may not be changed or modified except by an instrument in writing, signed by both the Chairman of the Compensation Committee and Executive.

5.05 Indemnification; D&O Insurance. Employer shall indemnify Executive against all claims, suits, actions and/or proceeding arising by reason of Executive’s status as an officer, director, and/or agent of Employer (including, without limitation, claims, actions and/or proceedings arising out of the employment or engagement of any individual or entity by Employer and in which the complaining party alleges that such employment, engagement, or performance of services violates an agreement pursuant to which such individual or entity is bound) to the fullest extent provided (A) by Employer’s Articles of Incorporation and/or Bylaws, (B) under Employer’s Directors and Officers Liability and general insurance policies, (C) under the Delaware General Corporation Law, and (D) under the indemnification agreement between Employer and Executive dated September     , 2009 (the “Indemnification Agreement”), as each may be amended from time to time. Employer agrees (A) it will continue to maintain Directors and Officers Liability and general insurance policies in amounts sufficient to fund the indemnity described above, (B) Executive shall be covered by such policies in accordance with their terms to the maximum extent of the coverage available under such policies, and (C) Executive shall continue to be covered by such policies both during the Term and following the termination of Executive’s employment with Employer so long as Executive shall be or may be subject to any claims, suits, actions and/or proceedings by reason of Executive’s status as (or former status as) an officer, director, and/or agent of Employer. The foregoing provisions of this Section 5.05 are a supplement to and in furtherance of the Company’s Articles of Incorporation and By-laws (and any resolutions adopted pursuant thereto), as well as the Indemnification Agreement, and shall not be deemed a substitute therefore, no to diminish or abrogate any rights of Executive thereunder.

5.06. Representation and Warranties. Executive represents and warrants to Employer that (i) Executive has the legal capacity to execute and perform this Agreement, (ii) this Agreement and the Covenants Agreement are valid and binding agreements enforceable against Executive according to their terms, and (iii) the execution and performance of this Agreement by Executive does not violate or conflict with the terms of any existing agreement or understanding to which Executive is a party or by which Executive may be bound.

5.07 No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 5.07 shall preclude the assumption of such rights by executors, administrators or other legal representatives of Employer or his estate and their assigning any rights hereunder to the person or persons entitled thereto.

5.08 Source of Payment. All payments provided for under this Agreement shall be paid in cash from the general funds of Employer. Employer shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if Employer shall make any investments to aid it in meeting its obligations hereunder, Executive shall have no right, title or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between Employer and Executive or any other person. To the extent that any person acquires a right to receive payments from Employer hereunder, such right, without prejudice to rights which employees may have, shall be no greater than the right of an unsecured creditor of Employer.

5.09 Limitation as to Amounts Payable. Notwithstanding anything set forth in this Agreement to the contrary, if any payment or benefit Executive would receive from Employer (or its successor) pursuant to a Change in Control or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock options or equity awards; reduction of employee benefits. In the event that acceleration of vesting of stock option or equity award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Executive’s stock options or equity awards. The accounting firm engaged by Employer for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by Employer is also serving as accountant or auditor for the individual, entity or group effecting the

Change in Control or is otherwise unwilling or unable to make such determinations, Employer shall appoint a nationally recognized accounting firm to make the determinations required under this Section 5.09. Employer shall bear all expenses with respect to the determinations by such accounting firm required to be made under this Section 5.09. The accounting firm engaged to make the determinations under this Section 5.09 shall provide its calculations, together with detailed supporting documentation, to Employer and Executive as soon as practicable after the date on which Executive’s right to a Payment is triggered (if requested at that time by Employer (or its successor) or Executive) or such other time as requested by Employer or Executive. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish Employer (or its successor) with an opinion reasonably acceptable to Executive that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made under this Section 5.09 shall be final, binding, and conclusive upon Employer (or its successor) and Executive.

5.10 No Waiver. The waiver by other party of a breach of any provision of this Agreement shall not operate or be construed as a continuing waiver or as a consent to or waiver of any subsequent breach hereof.

5.11 Headings. The Article and Section headings in this Agreement are for the convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.12 Governing Law and Dispute Resolution. Any and all actions or controversies arising out of this Agreement, Executive’s employment or the termination hereof or thereof, including, without limitation, tort claims, shall be construed and enforced in accordance with the internal laws of the State of New Jersey, without regard to the choice of law principles thereof. Except with respect to Employer’s and Executive’s right to seek injunctive or other equitable relief (including, without limitation, pursuant to the Covenants Agreement), any dispute, controversy or claim based on, arising out of or relating to the interpretation and performance of this Agreement, Executive’s employment or any termination hereof or thereof or any matter relating to the foregoing shall be solely submitted to and finally settled by arbitration by a single arbitrator in accordance with the then-current rules of the American Arbitration Association (“AAA”), including without limitation any claims for discrimination under any applicable federal, state or local law or regulation. Any such arbitration shall be conducted in the New Jersey office of the AAA located closest to Employer’s New Jersey office. The single arbitrator shall be appointed from the AAA’s list of arbitrators by the mutual consent of the parties or, in the absence of such consent, by application of any party to the AAA. A decision of the arbitrator shall be final end binding upon the parties. The parties agree that this Section 5.12 shall be grounds for dismissal of any court action commenced by either party with respect to this Agreement, other than (i) post-arbitration actions seeking to enforce an arbitration award and (ii) actions seeking appropriate equitable or injunctive relief, including, without limitation, pursuant to the Covenants Agreement. Employer shall pay the pay the fees of the arbitrator and each party shall be responsible for its own legal fees, costs of its experts and expenses of its witnesses. The arbitrator’s remedial authority shall equal the remedial power that a court with competent jurisdiction over the parties and their dispute would have. Any award rendered shall be a reasoned award in writing and shall be final, binding and conclusive (without the right to an appeal, unless such appeal is based on fraud by the other party in connection with the arbitration process) upon the parties and any judgment on such award may be enforced in any court having jurisdiction, unless otherwise provided by law. Employer and Executive acknowledge that it is the intention of the parties that this Section 5.12 shall apply to all disputes, controversies and claims, including, without limitation, any rights or claims Executive may have under the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the New Jersey Law Against Discrimination, the Conscientious Executive Protection Act, the New Jersey Civil Rights Act, and all other federal, state or local laws, rules or regulations relating to employment discrimination or otherwise pertaining to this Agreement, Executive’s employment or termination thereof. Employer and Executive knowingly and voluntarily agree to this arbitration provision and acknowledge that arbitration shall be instead of any civil litigation, meaning that Executive and Employer are each waiving any rights to a jury trial.

5.13 Validity. The invalidity or enforceability of any provision or provisions of this Agreement or the Covenants Agreement shall not affect the validity or enforceability of any other provision or provisions of this Agreement or the Covenants Agreement, which shall remain in full force and effect.

5.14 Executive Withholdings and Deductions. All payments to Executive hereunder shall be subject to such withholding and other employee deductions as may be required by law.

5.15 Counterparts. This Agreement may be executed in one more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

5.16 Agreement to Take Actions. Each party to this Agreement shall execute and deliver such documents, certificates, agreements and other instruments, and shall take all other actions, as may be reasonably necessary or desirable in order to perform his/her or its obligations under this Agreement.

5.17 Survival. The terms of Section 4.02 and Article V of this Agreement shall survive the termination of this Agreement and Executive’s employment hereunder.

5.18 Section 409A Compliance.

(A) This Agreement is intended to comply with the requirements of Section 409A of the Code (“Section 409A”) and regulations promulgated thereunder. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments due under this Agreement shall comply with Section 409A. For purposes of section 409A, each payment made under this Agreement shall be treated as a separate payment. In no event may Executive, directly or indirectly, designate the calendar year of payment. Notwithstanding anything contained herein to the contrary, Executive shall not be considered to have terminated employment with the Company for purposes of Section 4.02 of this Agreement unless he would be considered to have incurred a “termination of employment” from Employer within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii).

(B) All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit.

(C) Executive acknowledges that, while the parties endeavor to have the Agreement comply with the requirements of Section 409A, any tax liability incurred by Executive under Section 409A is solely the responsibility of Executive.

6.19 Legal Counsel. Executive represents that Employer has previously recommended that Executive engage counsel to assist him in reviewing this Agreement and all other matters relating to Executive’s employment relationship with Employer. Executive acknowledges that, prior to executing this Agreement, Executive has been given a reasonable opportunity to review the Agreement and to consult with counsel as to its content and is entering into this Agreement freely and voluntarily. Employer and Executive shall each bear their own costs and expenses in connection with the negotiation and execution of this Agreement.

IN WITNESS WHEREOF, Employer and Executive have duly executed this Agreement as of the date first written above.

EMPLOYER:
ROKA BIOSCIENCE, INC.

BY:	/s/ Paul G. Thomas
Name:	Paul G. Thomas
Title:	Chief Executive Officer

EXECUTIVE:

/s/ Steven Sobieski
Steven T. Sobieski